NEWMARK

NEWMARK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

NEWMARK SECURITIES, LLC
December 31, 2021
With Report of Independent Registered Public Accounting Firm


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70554

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Newmark Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__125 PARK AVENUE__
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Paulson	212-294-7922	KPaulson@cantor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young LLP__
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.



AFFIRMATION

I, Kenneth Paulson, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Newmark Securities, LLC (the "Company"), as of December 31, 2021, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kenneth Paulson
Chief Financial Officer

On this 28th day of February, 2022, Kenneth Paulson, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.

Notary Public

TREASA CHENNIKARA
My Comm. Exp. 03-18-2023
NOTARY PUBLIC
Reg. # 01CH6388978
NEW YORK COUNTY, STATE OF NEW YORK

This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Member's Interest.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Newmark Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Newmark Securities, LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

February 28, 2022


Newmark Securities, LLC

Statement of Financial Condition

December 31, 2021

(In Thousands)


Assets

Cash and cash equivalents	$	199
Other assets		7
Total assets	$	206

Liabilities and Member's Interest

Accounts payable, accrued and other liabilities	$	92
Payables to related parties		19
Total liabilities		111
Member's interest		95
Total member's interest		95
Total liabilities and member's interest	$	206


See notes to the statement of financial condition


Newmark Securities, LLC

Notes to Statement of Financial Condition

December 31, 2021

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Newmark Securities, LLC (the "Company") is a Delaware Limited Liability Company is wholly owned by Newmark Partners, L.P. (the "Partnership"), and an indirect subsidiary of Newmark Group, Inc. ("Newmark"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC").The Company conducts real estate related investment banking advisory services to institutional clients. The Company activity is limited to acting as agent on real estate related transactions and collecting advisory and success fees, primarily for private equity and private debt securities. The Company does not handle any customer funds or securities.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes – The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member, the Partnership, which is owned by Newmark. The Partnership files federal, state and local partnership returns and is subject to the Unicorporated Business Tax ("UBT") in New York City and Pass-Through Entity ("PE") Tax in Connecticut. The Company has not elected to push down and allocate current and deferred tax expense from Partnership, and therefore no provision for income tax is required to be disclosed, in accordance with the requirements of U.S. GAAP Accounting Standards Codification Topic 740, *Income Taxes.*

Recently Adopted Accounting Pronouncements – In December 2019, the FASB issued ASU *No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.* The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in

Newmark Securities, LLC

Notes to Statement of Financial Condition *(continued)*

December 31, 2021

(In Thousands)

1. General and Summary of Significant Accounting Policies *(continued)*

Accounting Standards Codification ("ASC") 740, *Income Taxes* related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period if applicable, the allocation of consolidated income tax expense to separate financial statements of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard became effective for the Company beginning January 1, 2021 and with certain exceptions, will be applied prospectively. As part of the adoption of ASU No. 2019-12, the Company has not elected to push down and allocate current and deferred tax expense from the Partnership. Accordingly, no income tax provision has been recorded by the Company.

In October 2020, the FASB issued ASU *No. 2020-10, Codification Improvements.* The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology. The Company adopted the standard on the required effective date beginning January 1, 2021, using a modified retrospective method of transition. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

2. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2021, no such claims or actions have been brought against the Company and therefore no reserves were record.

Legal reserves are established in accordance with U.S. GAAP guidance on ASC Topic 450, Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Coronavirus Disease 2019 (COVID-19) Pandemic – Management has evaluated the impact of the COVID-19 pandemic on the industry and concluded that, while it is reasonably possible that the virus could have an effect on the Company's financial condition, the specific impact is not

2. Commitments and Contingencies *(continued)*

readily determinable as of the date of this statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

3. Related Party Transactions

Cantor provides the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of overheads and fixed assets, accounting, treasury, operations, human resources, legal and regulatory, audit, and technology services. The Company was charged for such services for which the unpaid balances are included in Payables to related parties in the Company's statement of financial condition.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute its net capital using the basic method, which requires the maintenance of minimum net capital equal to the greater of $5 or 12.5% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $88, which was $74 in excess of its required net capital.

5. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.